UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                               BORDERS GROUP, INC.
                               -------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    099709107
                           --------------------------
                                 (CUSIP Number)


                                   May 9, 2007
                             ----------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]     Rule 13d-1(b)

                              [X]     Rule 13d-1(c)

                              [ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.: 099709107                                          Page 2 of 10 Pages

.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................

2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         Delaware
.................................................................................

Number of       5.     Sole Voting Power                  None
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                3,333,197
Person With     ................................................................

                7.     Sole Dispositive Power             None
                ................................................................

                8.     Shared Dispositive Power           3,333,197
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person


         3,333,197
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


         [  ]
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)


         5.69% based on 58,568,352 shares outstanding as of March 27, 2007.
.................................................................................

12.      Type of Reporting Person:


         OO

                                  SCHEDULE 13G

CUSIP No.: 099709107                                          Page 3 of 10 Pages

.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         GLENVIEW CAPITAL GP, LLC
.................................................................................

2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         Delaware
.................................................................................

Number of       5.     Sole Voting Power                  None
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                2,964,500
Person With     ................................................................

                7.     Sole Dispositive Power             None
                ................................................................

                8.     Shared Dispositive Power           2,964,500
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person


         2,964,500
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


         [X]
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)


         5.06% based on 58,568,352 shares outstanding as of March 27, 2007.
.................................................................................

12.      Type of Reporting Person:


         OO

                                  SCHEDULE 13G

CUSIP No.: 099709107                                          Page 4 of 10 Pages

.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         LAWRENCE M. ROBBINS
.................................................................................

2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         United States of America
.................................................................................

Number of       5.     Sole Voting Power                  None
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                3,333,197
Person With     ................................................................

                7.     Sole Dispositive Power             None
                ................................................................

                8.     Shared Dispositive Power           3,333,197
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person


         3,333,197
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


         [ ]
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)


         5.69% based on 58,568,352 shares outstanding as of March 27, 2007.
.................................................................................

12.      Type of Reporting Person:


         IA

                                                              Page 5 of 10 Pages


Item 1(a).      Name of Issuer:

                Borders Group, Inc. (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

                100 Phoenix Drive, Ann Arbor, Michigan 48108.

Item 2(a).      Name of Person Filing

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i)  Glenview   Capital   Management,   LLC  ("Glenview   Capital
Management");

                ii) Glenview Capital GP, LLC ("Glenview Capital GP"); and

                iii) Lawrence M. Robbins ("Mr. Robbins").

                This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Offshore Opportunity Master Fund"), Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership ("Glenview Capital
Opportunity Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"); GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners") and GCM Opportunity Fund, L.P., a Delaware limited partnership ("GCM Opportunity Fund").

                Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, Glenview Offshore Opportunity Master Fund, Glenview Capital Opportunity Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, GCM Little Arbor Partners and GCM Opportunity Fund. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, Glenview Offshore Opportunity Master Fund, Glenview Capital Opportunity Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, GCM Little Arbor Partners and GCM Opportunity Fund. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                                                              Page 6 of 10 Pages


                The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).      Citizenship:

                i) Glenview Capital  Management is a Delaware limited  liability company;

                ii) Glenview Capital GP is a Delaware limited liability company;
                    and

                iii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).      Title of Class of Securities:

                Common Stock (the "Shares")

Item 2(e).      CUSIP Number:

                099709107

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a)       Amount Beneficially Owned:

                (i) As of May 18, 2007, each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner of 3,333,197 Shares. This amount consists of: (A) 146,900 Shares held for the account of Glenview Capital Partners; (B) 1,814,400 Shares held for the account of Glenview Capital Master Fund; (C) 765,200 Shares held for the account of Glenview Institutional Partners; (D) 200,240 Shares held for the account of the GCM Little Arbor Master Fund; (E) 36,870 Shares held for the account of GCM Little Arbor Institutional Partners; (F) 226,132 Shares held for the account of Glenview Capital Opportunity Fund; (G) 131,169 Shares held for the account of Glenview Offshore Opportunity Master Fund , (H) 890 Shares held for the account of GCM Little Arbor Partners and (I) 11,396 Shares held for the account of GCM Opportunity Fund.

                (ii) As of May 18, 2007, Glenview Capital GP may be deemed to be the beneficial owner of 2,964,500 Shares. This amount consists of: (A) 146,900 Shares held for the account of Glenview Capital Partners; (B) 1,814,400 Shares held for the account of Glenview Capital Master Fund; (C) 765,200 Shares held for the account of Glenview Institutional Partners; (D) 200,240 Shares held for the account of the GCM Little Arbor Master Fund; (E) 36,870 Shares held for the account of GCM Little Arbor Institutional Partners; and (F) 890 Shares held for the account of GCM Little Arbor Partners.

Item 4(b)       Percent of Class:

                (i) The number of Shares of which each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 5.69% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed proxy statement, there were 58,568,352 shares outstanding as of March 27, 2007).

                                                              Page 7 of 10 Pages


                (ii) The number of Shares of which Glenview Capital GP may be deemed to be the beneficial owner constitutes approximately 5.06% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed proxy statement, there were 58,568,352 shares outstanding as of March 27, 2007).

Item 4(c)       Number of Shares of which such person has:

Glenview Capital Management and Mr. Robbins:
--------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          3,333,197

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             3,333,197

Glenview Capital GP:
--------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          2,964,500

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             2,964,500

Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                This Item 6 is not applicable.

Item 7.         Identification   and  Classification  of  the  Subsidiary  Which
                Acquired the  Security  Being  Reported on By the Parent Holding
                Company:

                See disclosure in Item 2 hereof.

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 10 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2007                              GLENVIEW CAPITAL MANAGEMENT, LLC


                                                By:
                                                   /s/ Lawrence M. Robbins
                                                   -----------------------
                                                Name:  Lawrence M. Robbins
                                                Title: Chief Executive Officer


Date: May 21, 2007                              GLENVIEW CAPITAL GP, LLC


                                                By:
                                                   /s/ Lawrence M. Robbins
                                                   -----------------------
                                                Name:  Lawrence M. Robbins
                                                Title: Chief Executive Officer


Date: May 21, 2007                              LAWRENCE M. ROBBINS


                                                /s/ Lawrence M. Robbins
                                                -----------------------

                                                              Page 9 of 10 Pages


                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A      Joint Filing Agreement, dated May 21, 2007 by and among
       Glenview Capital Management, LLC, Glenview Capital GP, LLC
       and Lawrence M. Robbins...........................................     10

                                                             Page 10 of 10 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Borders Group, Inc. dated as of May 21, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: May 21, 2007                              GLENVIEW CAPITAL MANAGEMENT, LLC


                                                By:
                                                   /s/ Lawrence M. Robbins
                                                   -----------------------
                                                Name:  Lawrence M. Robbins
                                                Title: Chief Executive Officer


Date: May 21, 2007                              GLENVIEW CAPITAL GP, LLC


                                                By:
                                                   /s/ Lawrence M. Robbins
                                                   -----------------------
                                                Name:  Lawrence M. Robbins
                                                Title: Chief Executive Officer


Date: May 21, 2007                              LAWRENCE M. ROBBINS


                                                /s/ Lawrence M. Robbins
                                                -----------------------